Filed by Agnico-Eagle Mines Limited pursuant to

Rule 425 under the Securities Act of 1933

Commission file number: 001-13422

Subject Company: Grayd Resource Corporation

Commission file number: N/A

NEWS RELEASE

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE COMMENCES COMPULSORY ACQUISITION
OF REMAINING SHARES OF GRAYD RESOURCE CORPORATION

Toronto (November 22, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE & TSX: AEM) and Grayd Resource Corporation (“Grayd”) (TSX-V: GYD & OTCQX: GYDRF) announced today that Agnico-Eagle has exercised its right under the compulsory acquisition provisions in Section 300 of the Business Corporations Act (British Columbia) to acquire all of the outstanding common shares of Grayd (the “Shares”) that it did not acquire under its recently completed offer (the “Offer”) to acquire all of the issued and outstanding Shares, by mailing a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) to all remaining holders of Shares. The compulsory acquisition is expected to be completed on January 23, 2012.

To elect to receive consideration per Share of either $2.80 in cash or 0.04039 of an Agnico-Eagle share and $0.05 in cash, in each case subject to pro ration and rounding, Grayd shareholders should complete the letter of transmittal accompanying the Notice of Compulsory Acquisition and deliver it with the certificate(s) representing such shareholder’s Shares to Computershare Trust Company of Canada (“Computershare”) prior to 5:00 p.m. on January 23, 2012. Questions and requests for assistance, including requests for additional copies of the Notice of Compulsory Acquisition and related letter of transmittal, may be directed to Computershare at 1-800-564-6253 (corporateactions@computershare.com).

Agnico-Eagle also announced today that, under the pro ration provisions of the Offer, Grayd shareholders who elected the cash alternative under the Offer will receive $1.89 in cash and 0.01342 of an Agnico-Eagle share for each Share deposited and those who elected the share alternative under the Offer will receive $0.05 in cash and 0.04039 of an Agnico-Eagle share for each Share deposited, in each case subject to rounding for fractional shares.  The aggregate cash consideration to be paid by Agnico-Eagle for the Shares tendered to the Offer is approximately $170 million and the aggregate number of Agnico-Eagle shares to be issued is approximately 1.25 million Agnico-Eagle shares.

Upon completion of the compulsory acquisition, Agnico-Eagle intends to take the necessary steps to delist the Shares from the TSX Venture Exchange and to have Grayd cease to be a reporting issuer under Canadian securities laws.

Grayd intends to apply to the British Columbia Securities Commission to request an exemption from certain continuous disclosure obligations pending the completion of the compulsory acquisition, including the requirement to prepare, file and mail to Grayd shareholders Grayd’s annual and interim financial statements and related materials.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and/or development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis. It has paid a cash dividend for 29 consecutive years. Agnico-Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

About Grayd

Grayd is a growth-oriented junior natural resource company focused primarily on exploring and developing a large land position in Mexico which is highly prospective for gold and silver mineralization.

Further information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com or call (416) 947-1212.

For further information regarding Grayd, contact Marc A. Prefontaine, President and CEO of Grayd or Daniel G. McIntyre, Manager Corporate Communications of Grayd at (604) 681-7446 or visit Grayd’s website at www.grayd.com.

U.S. Shareholders

This news release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). On October 13, 2011, Agnico-Eagle filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80, which includes the Offer and take-over bid circular and other Offer documents; on October 21, 2011, Agnico-Eagle filed with the SEC an amendment to the Form F-80 containing the notice of change and variation; and on November 22, 2011, Agnico-Eagle filed with the SEC a further amendment to the Form F-80 containing the Notice of Compulsory Acquisition. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DISCLOSURE DOCUMENTS FILED BY AGNICO-EAGLE FROM TIME TO TIME WITH THE SEC REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Offer and take-over bid circular, as well as the notice of change and variation relating thereto, have been sent to shareholders of Grayd. The Notice of Compulsory Acquisition has been sent to the remaining shareholders of Grayd. Investors may also obtain a free copy of the Offer documents filed by Agnico-Eagle from time to time with the SEC at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS SHOULD READ THE OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-looking statements

The information in this news release has been prepared as at November 18, 2011. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “will”, “expects” and “intends” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements regarding the acquisition by Agnico-Eagle of Shares not deposited prior to the expiry of the Offer pursuant to a compulsory acquisition transaction, the anticipated timing for the completion of the compulsory acquisition transaction and Grayd’s intention to apply for relief from the requirements to file its annual and interim financial statements and related materials.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Grayd and/or Agnico-Eagle. Agnico-Eagle and Grayd disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts any responsibility for the adequacy or accuracy of this release.